SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    ---------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                          MICROLEAGUE MULTIMEDIA, INC.
                                (Name of Issuer)

                      Common Stock par value $.01 per share
                         (Title of Class of Securities)

                                   59507T 10 0
                                 (CUSIP Number)

                             Steven B. King, Esquire
                     Mesirov Gelman Jaffe Cramer & Jamieson
                               1735 Market Street
                             Philadelphia, PA 19103
                                  215-994-1037
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                September 8, 1997
             (Date of Event Which Requires Filing of this Statement)

                    If the filing  person has  previously  filed a statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                    Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------------------------
                    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 59507T 10 0        |         13D            |          PAGE 2  OF 6
-------------------------------------------------------------------------------
1                   NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                    Penn Janney Opportunities Fund, L.P.
                    23-2890322
-------------------------------------------------------------------------------
2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                     N/A                        (a)     [   ]
                                                                (b)     [   ]
-------------------------------------------------------------------------------
3                   SEC USE ONLY
-------------------------------------------------------------------------------
4                   SOURCE OF FUNDS  WC
-------------------------------------------------------------------------------
5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                        [   ]
-------------------------------------------------------------------------------
6                   CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware
-------------------------------------------------------------------------------
                         7       SOLE VOTING POWER
                                        492,837*
NUMBER OF SHARES        -----------------------------------------------------
BENEFICIALLY OWNED       8       SHARED VOTING POWER
BY EACH REPORTING                         0
PERSON WITH             -----------------------------------------------------
                         9       SOLE DISPOSITIVE POWER
                                        492,837*
                        -----------------------------------------------------
                        10       SHARED DISPOSITIVE POWER
                                          0
-------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON
                                       492,837*
-------------------------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                     [   ]
-------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       7.4%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON     PN
-------------------------------------------------------------------------------
* Approximate amount of shares issuable upon conversion of Debenture and Note, and exercise of Warrant, as further described below in Item 5.

                                                                  PAGE 3 OF 6
Item 1.             Security and Issuer

                    This statement on Schedule 13D relates to the Common Stock, par value $.01 per share (the "Shares") of Microleague Multimedia, Inc., a Pennsylvania corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1001 Millersville Road, Lancaster, PA 17604-4547.

Item 2.             Identity and Background

                    (a) This Statement on Schedule 13D is being filed by Penn Janney Opportunities Fund, L.P., a Delaware Limited Partnership (the "Fund"). The Fund is a later stage venture capital partnership focusing on companies primarily in the Mid-Atlantic region in a variety of businesses and industries. The Fund's objective is to provide expansion capital to companies with significant growth potential and to create a diversified portfolio of high quality investments that provide a high rate of return to its limited partners. Penn Janney GP, L.L.C., the general partner of the Fund, manages the business of the Fund.

                    (b) A business address of the Fund is c/o Penn Janney Advisory, Inc., 1801 Market Street, 11th Floor, Philadelphia, PA, 19103.

                    (c)      Not Applicable.

                    (d)  The  Fund  has  not  been   convicted   in  a  criminal
proceeding.

                    (e) The Fund has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                    (f)      Not Applicable

Item 3.             Source and Amount of Funds or Other Consideration

                    Working capital. $1,200,000 in the aggregate.

Item 4.             Purpose of Transaction

                    The purpose of the transaction is to acquire certain debt securities and warrants of the Issuer convertible into, or giving the right to acquire, Shares of the Issuer. On or about April 25, 1997 the Fund advanced $200,000 to the Issuer pursuant to the terms of the Debenture and the Warrant, as hereinafter defined. On or about May 1, 1997, the Fund advanced an additional $300,000 to the Issuer pursuant to the terms of the Debenture and the Warrant. On or about June 2, 1997, the Fund advanced an additional $500,000 to the Issuer of the Debenture and the Warrant. On September 8, 1997, the Fund advanced $200,000 to the Issuer as payment in full for the Note, as hereinafter defined. The Fund currently has no plans or proposals which relate to or would result in:
(a) the acquisition by any person of additional securities of the Issuer (other than the possible acquisition of Shares pursuant to routine

                                      (3)

Item 4.             Purpose of Transaction (cont'd)    PAGE 4 OF 6

exercise or conversion of outstanding securities of the Issuer), or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Item 5.             Interest in Securities of the Issuer

                    (a)  The  Fund  is the  beneficial  owner  of the  following
Shares:

       Number                Percent
      of Shares             of Class*        Description

       278,552                4.2%*          Shares issuable pursuant to the terms of and upon conversion of that certain Convertible Secured Subordinated Debenture dated April
                                             25, 1997 issued by Microleague Multimedia, Inc. in favor of Penn
                                             Janney Opportunities Fund, L.P. in the principal amount of
                                             $1,000,000 (the "Debenture").

       100,000                1.5%*          Shares issuable upon exercise of the Warrant to Purchase 100,000
                                             Shares of Common Stock of Microleague Multimedia, Inc., dated April
                                             25, 1997 granted by Microleague Mulitmedia, Inc. to Penn Janney
                                             Opportunities Fund, L.P. (the "Warrant").

       114,285                1.7%*          Shares issuable pursuant to the terms of the Convertible Term Note dated September 8, 1997 issued by Microleague Multimedia, Inc. in favor of Penn Janney Opportunities Fund, L.P. in the principal amount of $200,000 (the "Note").
       -------                -----
       492,837                7.4%*
       =======                =====
                                             TOTAL


*Calculated pursuant to Rule 13d-3(d) promulgated under the Act.

                                      (4)

Item 5.     Interest in Securities of the Issuer (cont'd)         PAGE 5 OF 6

                    (b) The Fund will have the sole power to vote, direct the vote of, dispose of, and direct the disposition of the Shares if they are in fact acquired by the Fund pursuant to the terms of the Debenture, Warrant, and Note.

                    (c) No transactions in the Shares were effected by the Shareholder during the past 60 days except as set forth in this Statement on
Schedule 13D.

                    (d)      Not Applicable

                    (e)      Not Applicable.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

                    See Response to Item 7 below.


Item 7.             Material to be Filed as Exhibits

             7.1. Convertible Secured Subordinated Debenture dated April 25, 1997 issued by Microleague Multimedia, Inc. in favor of Penn Janney Opportunities Fund, L.P. in the principal amount of $1,000,000 (the "Debenture").

             7.2. Warrant to Purchase 100,000 Shares of Common Stock of Microleague Multimedia, Inc., dated April 25, 1997 granted by
             Microleague Mulitmedia, Inc. to Penn Janney Opportunities Fund, L.P. (the "Warrant").

             7.3. Amendment No. 1, dated September 8, 1997, to the Debenture.

             7.4 Convertible  Term Loan Agreement dated September 8, 1997 issued
             by   Microleague   Multimedia,   Inc.   in  favor  of  Penn  Janney
             Opportunities Fund, L.P. in the principal amount of $200,000.

                                      (5)

                                    SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          PENN JANNEY OPPORTUNITIES FUND, L.P.

                                          By:      PENN JANNEY GP, L.L.C.,
                                          its General Partner


Dated: September 10, 1997                 By: /s/ Richard M. Fox
                                              Richard M. Fox, Managing Member


                                      (6)

                     MESIROV GELMAN JAFFE CRAMER & JAMIESON
                                ATTORNEYS AT LAW
                 1735 Market Street, Philadelphia, PA 19103-7598




(215) 994-1037


                                                           September 17, 1997


VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington DC  20549


Re:      Microleague Multimedia, Inc.
         Statement on Schedule 13D for Penn Janney Opportunities
                    Fund, L.P.


Gentlemen:

         We  enclose   herewith   for  filing  on  behalf  of  the  Penn  Janney
Opportunities Fund, L.P., one copy of Statement on Schedule 13D.

                                   Sincerely,



                                                       /s/ Steven B. King
                                                       Steven B. King


SBK/rns
cc: